SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Ryanair Holdings Plc



28th September 2004



Re: Holding in Company





A Letter from The Capital Group Companies, Inc dated 23 September 2004 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 28th September 2004.





Re: Section 67 Notification





Company Secretary:



         Enclosed is a Section 67 Notification date 23 September 2004.



Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.



For the purposes of this notification an outstanding share balance of 754,316,084 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.







Greg Dickinson

Compliance Associate

The Capital Group Companies, Inc.







A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 23 September 2004.











                       Notification of Interests

                      (Section 67 Companies Act 1990)



This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A.,Capital Guardian Trust Company, and Captial International Limited, pursuant to Section 67 of the Companies Act, 1990.



The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.



Share capital to which this relates:

Ordinary Shares (including ADRs)

Number of shares in which the Companies have a notifiable interest:

83,533,696 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B





As of 23 September 2004



Ryanair Holdings Plc


                                     Number of Shares                     Percent of Outstanding

The Capital Group Companies, Inc.    83,533,696                           11.074%
("CG") holdings
Holdings by CG Management Companies
and Funds:
Capital Guardian Trust Company       11,026,000                           1.462%
Capital International Limited        33,103,588                           4.389%
Capital International S.A.           2,991,575                            0.397%
Capital International, Inc.          1,024,688                            0.136%
Capital Research and Management      35,387,845                           4.691%
Company









Schedule A





                 Schedule of holdings in Ryanair Holdings, Plc

                            As of 23 September 2004



                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares
Northern Trust                                          550,000

c/o NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS
Cede & Co                                               8,166,000

55 Water Street

New York, NY 10006
Alibank Nominees Limited                                2,310,000

Allied Irish Bank, Stock Exchange and Trust Services

Bank Centre, P.O.Box 512

Dublin, Ballsbridge

Total                                                   11,036,000







                        Schedule B







                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares
State Street Nominees Limited                           134,000

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF
Bank of New York Nominees                               2,881,850

Bank of New York

3 Birchin Lane

London EC3V 9BY
Northern Trust                                          1,799,649

C/O NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS
Chase Nominees Limited                                  33,200

Woolgate House

Coleman Street

London

EC2P 2HD
Cede & Co                                               3,854,295

55 Water Street

New York

NY 10006
Citibank London                                         4,500

11 Old Jewry

London EC2R 8D8

UK
Nortrust Nominees                                       508,034

155 Bishopsgate

London EC2M 3XS

United Kingdom
Bank of Ireland                                         7,098,697

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
Allied Irish Bank Plc                                   3,401,895

Stock Exchange and Trust Services

Bank Centre, P.O. Box 512

Ballsbridge, Dublin 4
State Street London Ltd                                 1,273,497

12-13 Nicholas Ln

London EC4N 78N
Mellon Bank                                             215,000

Global Custody Division

1 Mellon Bank Centre Room 1310

Pittsbourgh PA 15252-0001
MSS Nominees Limited                                    255,000

Midland Bank Plc

Mariner House, Pepys

London EC3N 4DA
State Street Bank & Trust Co                            1,027,106
Deutsche Bank AG                                        141,828


HSBC Bank Plc                                           52,200

Securities Services Mariner House

Pepys Street

London EC3N 4DA
Alibank Nominees Limited                                3,391,793

Allied Irish Bank Plc

Stock Exchange and Trust Services

Bank Centre, P.O. Box 512

Ballsbridge, Dublin 4
Citibank N.A. (Ireland)                                 1,649,800

ISFC House

Custom House Quay

Dublin 1
Bank of Ireland Nominees Limited                        2,171,066

Bank of Ireland

Intl Financial Services Centre

1 Harbourmaster Place
Citibank N.A. (Dublin)                                  23,300

IFSC House

Custom House Quay

Dublin 1
AIB Custodial Nominees Limited                          376,600
Clydesdale Bank plc                                     924,546
JP Morgan Chase Bank                                    1,885,732
Total                                                   33,103,588





                                   Schedule B



                           Capital International S.A




Registered Name                                         Local Shares
Cede & Co                                               2,686,635

55 Water Street

New York NY 10006
Bank of Ireland                                         11,400

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
Bank of Ireland Nominees Limited                        270,540

Bank of Ireland

Intl Financial Services Centre

1 Harbourmaster Place
Citibank N.A (Dublin)                                   23,000

IFSC House

Custom House Quay

Dublin 1
Total                                                   2,991,575









                                   Schedule B



                           Capital International, Inc


Registered Name                                         Local Shares
Cede & Co                                               610,500

55 Water Street

New York, NY 10006
NorTrust Nominees Limited                               22,200

155 Bishopsgate

London EC2M 3XS

United Kingdom
Bank of Ireland                                         116,200

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
State Street Australia Limited                          30,500

Australia
Alibank Nominees Limited                                225,688

Allied Irish Bank

Stock Exchange and Trust Services

Bank Centre P.O. Box 512

Dublin

Ballsbridge
AIB Custodial Nominees Limited                          19,600
Total                                                   1,024,688







                                   Schedule B



                    Capital Research and Management Company


Registered Name                                         Local Shares
Cede & Co                                               34,801,345

55 Water Street

New York, NY 10006
Bank of Ireland                                         67,300

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
Bank of Ireland Nominees Ltd                            519,200

Bank of Ireland

Intl Financial Services Centre

1 Harbourmaster Place

Dublin 1
Total                                                   35,387,845







                                   Schedule B



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 September, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director